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                                                            Filed by Belden Inc.
                                                            Pursuant to Rule 425
                                    Under the Securities Act of 1933, as amended
                                        And Deemed Filed Pursuant to Rule 14a-12
                           Under the Securities Exchange Act of 1934, as amended
                                                    Subject Company: Belden Inc.
                                  Subject Company's Commission File No.: 1-12280



         This filing relates to a planned merger between Belden Inc. ("Belden") and Cable Design Technologies Corporation ("CDT") pursuant to the terms of an Agreement and Plan of Merger, dated as of February 4, 2004 (the "Merger Agreement"), among CDT, BC Merger Corp. and Belden. The Merger Agreement is on file with the U.S. Securities and Exchange Commission (the "SEC") as an exhibit to the Current Report on Form 8-K filed by Belden on February 5, 2004, and is incorporated by reference into this filing.


QUESTIONS AND ANSWERS ABOUT THE MERGER OF BELDEN AND CDT

FACTS AND FIGURES

     1.  WHAT ARE THE TERMS OF THE MERGER?

              - The boards of directors of Belden and CDT have agreed to a merger of equals

              - When the merger has been approved, Belden shareholders will receive 2 shares of the combined company for each Belden share. There will then be a 1-for-2 reverse stock split to reduce the number of shares.

              - The owners of Belden will own 55% of the combined company, and the owners of CDT will own 45%

     2.  WHAT WILL THE NEW COMPANY BE CALLED?

              -   Belden CDT Inc.

     3.  WHERE WILL IT BE HEADQUARTERED?

              -   St. Louis, Missouri.

     4.  WHAT WILL BE THE NEW TICKER SYMBOL? ON WHAT EXCHANGE WILL IT BE TRADED?

              - We expect that the stock will trade on the New York Stock Exchange, where both Belden and CDT are traded now. We will seek a new ticker symbol.

     5. WHAT ARE THE ANNUAL SALES OF THE TWO COMPANIES? ASSETS? NUMBER OF SHARES OUTSTANDING?

              -   Belden's sales in 2003 were $826 million.

              -   CDT's sales in the year ended July 31, 2003 were $485 million.

              -   Combined sales will be about $1.3 billion.

              -   Belden's total assets at December 31, 2003: $674 million.

              -   CDT's total assets as of October 31, 2003: $509 million.

              - Belden had 25.4 million shares outstanding as of December 31, 2003.

              -   CDT had 41.7 shares outstanding as of October 24, 2003.

     6.  HOW MANY EMPLOYEES DOES EACH COMPANY HAVE?

              - Belden has about 3,900 employees. CDT has about 2,900 employees.

     7.  HOW MANY MANUFACTURING PLANTS DOES EACH COMPANY HAVE?

              - Belden has 11 manufacturing plants and CDT has 25 manufacturing plants.

     8.  WHEN IS THE MERGER EXPECTED TO BE COMPLETED?

              -   During the second quarter of 2004.


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STRATEGIC AND FINANCIAL

     1.  WHAT IS THE REASON FOR THIS MERGER?

              - Through the combination of Belden and CDT we serve a broader array of markets and have the opportunity to create more value for customers and shareholders.

              - We expect to achieve $25 million of savings per year through purchasing, logistics, elimination of duplicate corporate costs, and optimization of capacity.

     2. WHAT SYNERGIES OR COST REDUCTIONS DO YOU EXPECT TO ACHIEVE? WHEN WILL THEY BE REALIZED?

              - We are looking at opportunities to save money in operations through elimination of duplicate costs, greater purchasing power and other operational synergies.

              - In the short term, we might need to invest some money to get the company aligned the way we want it to be.

              - We will certainly take a long and careful look at our manufacturing capacity and announce decisions about any changes when those decisions are made.

              - We expect that in 18 to 24 months we will be delivering savings at the rate of $25 million per year.

              - We have not promised any increase in total sales as a result of the merger.

     3. WILL YOU BE CLOSING ANY PLANTS OR DISTRIBUTION CENTERS? MOVING ANY PRODUCT LINES?

              - To achieve the planned cost reductions we will need to adjust our capacity and we will do that by looking at how best to serve our customers. We are not ready to announce any specific changes right now.

     4.  WILL YOU KEEP ALL THE VARIOUS BRAND NAMES?

              -   Both companies have strong, well-recognized brand names.

              -   At least for now, we expect to continue all the brands.

MERGER PROCESS

     1.  WHEN WILL YOU FILE THE REGISTRATION STATEMENT?

         - After a 30-day review period with the SEC, we expect our combined prospectus and proxy statement to be filed in mid-March, and Belden's annual report on form 10-K would be filed about the same time.

     2.  WHEN WILL YOU MAIL THE PROXY?

         -        In mid to late March.

     3.  WHAT REGULATORY APPROVALS ARE NEEDED?

         - In the US, we need approval of both the SEC and the Federal Trade Commission under the Hart-Scott-Rodino regulations. There may be other countries where we need approval of antitrust authorities.

     4.  WHO ARE THE COMPANIES' INVESTMENT BANKERS?

              -   Belden was advised by UBS Investment Bank.

              -   CDT was advised by Credit Suisse First Boston.

     5.  WHO ARE THE COMPANIES' LEGAL ADVISORS?


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              -   Skadden Arps Slate Meagher & Flom was Belden's legal counsel.

              -   Kirkland & Ellis LLP was CDT's legal counsel.

     6.  WHAT WILL THE DIVIDEND OF THE COMBINED COMPANY BE?

              - After the reverse stock split, the dividend will be 20 cents per year, similar to the dividend Belden has been paying in the past.

     7.  WHO ARE THE ANALYSTS THAT FOLLOW THE COMPANY?

              -   Steve Fox of Merrill Lynch follows both companies.

              -   Jeff Beach of Stifel Nicolaus follows both companies.

              -   Elliot Schlang, Lynch Jones Ryan -- Great Lakes, follows CDT.

              -   Devlin Lander of Morgan Joseph follows Belden.

     8. HAVE SENIOR EXECUTIVES OF BOTH COMPANIES AGREED TO VOTE THEIR SHARES IN FAVOR OF THE DEAL?

              - It is expected that the senior executives will agree to vote their shares in favor of the merger.


MANAGEMENT INFORMATION

     1.  WHO WILL SERVE AS CHAIRMAN OF THE COMBINED COMPANY?

              a.  Bryan Cressey, presently the Chairman of the Board of CDT

     2.  WHO WILL SERVE AS PRESIDENT AND CHIEF EXECUTIVE OFFICER?

              a. C. Baker Cunningham, presently the Chairman, President and CEO of Belden.

     3.  WHO WILL SERVE AS CHIEF FINANCIAL OFFICER?

              a. Richard K. Reece, presently Vice President, Finance and Chief Financial Officer of Belden

     4.  WHAT OTHER KEY MANAGEMENT ROLES HAVE BEEN DETERMINED?

              a. Fred Kuznik and George Graeber will join the office of the CEO to work on integration of the companies.

              b. Operations leaders will include Peter Wickman, Larrie Rose, and Bob Matz, executives of Belden, and Robert Canny, Peter Sheehan, and David Harden, executives of CDT.

     5. WHO WILL BE ON THE BOARD OF THE COMBINED COMPANY? ARE THERE REPRESENTATIVES FROM BOTH OLD BOARDS ON THE NEW BOARD?

              a. The board of Belden and the Board of CDT will each designate 5 of their board members to serve as members of the board of the combined company.

     6.  HAVE THE KEY EXECUTIVES SIGNED EMPLOYMENT AGREEMENTS?

              a.  It is expected that they will.

     7. HOW WILL THE BUSINESS BE ORGANIZED INTO SEGMENTS OR DIVISIONS? WHO WILL BE THE LEADERS OF THOSE DIVISIONS?

              - The six operations executives will have responsibility for the following areas:

              -   Robert Canny, Specialty Products

              -   David Harden, West Penn Wire

              -   Robert Matz, Communications Products

              -   Larrie Rose, Europe


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              -   Peter Sheehan, Networking

              -   Peter Wickman, Electronics Products


EMPLOYEE CONCERNS

     1. HOW MANY EMPLOYEES OF EACH COMPANY ARE REPRESENTED BY UNIONS, AND WHICH UNIONS?

              - Of Belden's approximately 3,900 employees, about 1,400 are covered by collective bargaining agreements.

              - Of CDT's 2,900 employees, xxxx are covered by collective bargaining agreements.

     2.  WILL THERE BE LAYOFFS? IF SO, WILL THERE BE SEVERANCE PACKAGES?

              -   We don't know the answers at this time.

     3.  WILL ANYONE BE ASKED TO RELOCATE?

              -   We don't know yet.

     4.  WHAT WILL HAPPEN TO OUR COMPENSATION, PENSION PLAN, AND HEALTH
         BENEFITS?

              -   Plans may be reevaluated over time.

     5.  WHAT WILL HAPPEN TO THE BELDEN SHARES IN MY RETIREMENT SAVINGS PLAN?

              -   They will be exchanged for shares of the new company.

     6.  WHAT HAPPENS TO MY BELDEN STOCK OPTIONS?

              - Upon the completion of the merger, Belden options will immediately vest, and the underlying shares will be exchanged for shares of the new company.

     7.  WHAT HAPPENS TO THE BELDEN EMPLOYEE STOCK PURCHASE PLAN?

              -   A separate communication will be provided regarding the ESPP.


                           FORWARD-LOOKING STATEMENTS

         This filing contains, in addition to statements of historical fact, certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risk and uncertainty. Actual results could differ from those currently anticipated due to a number of factors including those mentioned in documents filed with the SEC by both Belden and CDT. Forward-looking statements are based on information available to management at the time, and they involve judgments and estimates. There can be no assurance as to the timing of the closing of the merger, or whether the merger will close at all, or that the expected synergies and cost savings will be realized. Factors that could cause results to differ from expectations include the level of market demand for the products of the companies, competitive pressures, economic conditions in the U.S. and other countries where the companies operate, working capital needs, information technology spending, the ability to achieve reductions in costs, price fluctuations of raw materials and the potential unavailability thereof, foreign currency fluctuations, technological obsolescence, environmental matters, industry competition and other specific factors discussed in Belden's Annual Report on Form 10-K filed with the SEC on March 14, 2003 and CDT's Annual Report on Form 10-K filed with the SEC on October 29, 2003. Belden and CDT assume no responsibility to update any forward-looking statements as a result of new information or future developments.

                   ADDITIONAL INFORMATION AND WHERE TO FIND IT

         CDT intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents in connection with the proposed transaction. Investors and security holders of CDT and Belden are urged to read the joint proxy statement/prospectus and other relevant materials when they become available because they will contain important information about CDT, Belden and the proposed transaction. Investors and security holders may obtain a free copy of these materials (when they are available) and other documents filed with the SEC at the SEC's Web site at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained (when it becomes available) from CDT at 1901 North Roselle Road, Schaumburg, IL 60195 or Belden at 7701 Forsyth Boulevard, Suite 800, St. Louis, MO 63105.

                        PARTICIPANTS IN THE TRANSACTION:

         CDT, Belden and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information about the directors and executive officers of CDT and their ownership of CDT capital stock is set forth in the proxy statement for CDT's 2003 annual meeting of stockholders. Information about the directors and executive officers of Belden and their ownership of Belden capital stock is set forth in the proxy statement for Belden's 2003 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.